SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For June 9, 2014

QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-190918) OF QIWI PLC AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENT.

QIWI ANNOUNCES APPOINTMENT OF A NEW CHAIRMAN OF THE BOARD AND A NEW AUDIT COMMITTEE

QIWI plc (“QIWI” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission the following information concerning certain resolutions passed at the meeting of its Board of Directors (the “Board”) held on June 6, 2014 (the “Meeting”).

Pursuant to the Articles of Association of the Company, in connection with the election of a new board of directors at the annual general meeting of the Company held on June 2, 2014, the terms of appointment of the Chairman of the Board, the committees of the Board and the Chief Executive Officer of the Company have expired. Accordingly, the following resolutions, among others, were adopted at the Meeting:

•	Appointment of Mr. Boris Kim as Chairman of the Board.

•	Re-appointment of Mr. Sergey Solonin as the Chief Executive Officer of the Company.

•	Re-appointment of Mr. Marcus Rhodes and Mr. Dmitry Pleskonos and appointment of Mr. Alexey Savatyugin to the Audit Committee.

Appointment of other committees of the Board was postponed until the next meeting of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

QIWI PLC (Registrant)

Date: June 9, 2014	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer